Filed by Aixtron Aktiengesellschaft pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Genus, Inc.

Subject Company’s Exchange Act File No.: 0-17139

Joint Press Release	2 July 2004

AIXTRON and Genus to Merge in Stock-for-Stock Transaction

•	Creation of a world-leading supplier of “nano” deposition technology to semiconductor industry

•	Combined pro forma 2003 revenues of approx. €142 million ($160 million)

•	Exchange ratio of 0.51 AIXTRON ADRs per Genus share

•	Total transaction value €117.7 million ($143.2 million)

Aachen, Germany / Sunnyvale, California, USA, 2 July 2004 – AIXTRON AG, Aachen, and Genus, Inc., Sunnyvale, California, both specialized equipment suppliers for the semiconductor industry, announced today that they are planning to merge. The merger of the two companies, with leading positions in their respective segments, will create one of the world’s premier suppliers of advanced deposition equipment. AIXTRON is the leading supplier of MOCVD products (Metal-Organic Chemical Vapor Deposition) for the production of ultra-high brightness light emitting diodes, high frequency chips and lasers, and Genus is a leading supplier of ALD (Atomic Layer Deposition) technology, which is required in the production of advanced semiconductors and hard disk drives. The companies are highly complementary and are an excellent strategic fit in a number of areas.

AIXTRON plans to acquire all outstanding Genus shares in a stock-for-stock transaction. Genus shareholders will receive 0.51 American Depository Receipts (ADRs) of AIXTRON in exchange for each Genus common share. Each AIXTRON ADR will represent one AIXTRON ordinary share. AIXTRON will seek to have the ADRs quoted on NASDAQ, which quotation is expected to become effective at the closing of the transaction. At Thursday’s close of AIXTRON’s shares at €5.82, this values each Genus share at $3.61, with an estimated total transaction value of €117.7 million ($143.2 million) based on the current issued shares of Genus. Genus’ shareholders are receiving a premium of approximately 6% based on Thursday’s closing prices and approximately 16% to the 30-day trailing average prices of the two companies’ shares. Following the completion of the transaction, AIXTRON’s shareholders will hold approximately 74 percent and Genus’ shareholders approximately 26 percent of the merged company.

“Both companies have more than 20 years of experience in the semiconductor equipment business and are an ideal fit. The semiconductor industry increasingly requires new complex material solutions which we offer”, said Paul Hyland, President and CEO of AIXTRON. “The combined company will leverage AIXTRON’s know-how in complex material deposition and Genus’ strength in new semiconductor deposition technologies for such materials. We are thereby well positioned for the next investment cycle in the semiconductor industry, and to benefit from a strong position in this global industry, which enables further growth.”

Genus’ Chairman and CEO William W. R. Elder said: “Our products are highly complementary. The merger will strengthen our balance sheet and in the medium term the cooperation in research and development should enable the realization of synergies in the development and production of our products as well as additional revenue benefits”.

AIXTRON and Genus employ over 550 employees worldwide.

The two companies reported total 2003 revenues of approximately €142 million ($160 million), a combined gross profit of approximately €32 million ($36 million) and cash and cash equivalents of approximately €78 million ($99 million). Paul Hyland will remain President and CEO of AIXTRON. William W. R. Elder, Chairman and CEO of Genus, will join the AIXTRON Management Board. The transaction has been approved by the Management Board and Supervisory Board of AIXTRON and the Board of Directors of Genus. The transaction is subject to approval by the shareholders of both companies and to any necessary regulatory clearance in the US, and is expected to close by year-end.

Q2 Business Update / 2004 Outlook

Having completed its second quarter June 30, 2004, AIXTRON management is issuing preliminary results for this quarter. Q2 equipment order intake figures are €36 million, YTD equipment order intake is €66 million and the equipment order backlog is €74 million as at June 30. Preliminary total Q2 revenues are €34 million giving preliminary total YTD revenues of €59 million. The release of final Q2 results for AIXTRON will be as planned on August 5. Due to the positive business development in the second quarter, the forecast of total revenues for 2004 will be increased to a range of €130 to €140 million (previous guidance €121 million), with net profit in the range of €2 to €5 million (before transaction related expenses). Previously the management predicted to break-even.

Genus management believes that it is still possible to reach previous guidance on revenues ($55 to $65 million) and on order intake ($60 to $70 million). As indicated earlier, the first half has been weak for both orders and revenues and management expects conditions to improve in the second half. Genus will discuss its financial results for the quarter ending June 30, 2004 during its quarterly conference call on July 27.

Morgan Stanley and McDermott Will & Emery LLP are advising AIXTRON, and Needham & Company and Wilson Sonsini Goodrich & Rosati, Professional Corporation, are advising Genus.

About AIXTRON

AIXTRON was founded in Aachen in 1983 as a specialized equipment supplier for the semiconductor industry. AIXTRON is the world’s leading manufacturer of state-of-the-art MOCVD (metalo-organic chemical vapor deposition) equipment for the production of compound semiconductors and other complex material systems. More than 200 customers worldwide, including almost all the major global electronics groups, rely on AIXTRON technology in the production of highly advanced devices such as LEDs, lasers, HEMTs detectors, HBTs, MESFETs. These components are used in fiber optic communications systems, wireless and mobile telephony applications, optical storage devices, illumination, signaling and lighting, as well as a range of other leading edge technologies. To date more than 750 AIXTRON systems are installed worldwide. AIXTRON AG (ISIN DE0005066203) is listed in the Prime Standard of the German stock exchange (Deutsche Börse AG) and is included in the MSCI World Index.

For additional information visit AIXTRON’s web site at www.AIXTRON.com.

About Genus

Genus, Inc. manufactures critical deposition processing products for the global semiconductor industry and the data storage industry. To enable the production of intricate micro computer chips and electronic storage devices, Genus offers its LYNX and StrataGem series production-proven equipment for 200mm and 300mm semiconductor production, and offers thin film deposition products for chemical vapor deposition (CVD), atomic layer deposition (ALD), and pre-clean capabilities. Genus is at the forefront of market and technology developments in the ALD marketplace, which is gaining acceptance worldwide as a critical technology for sub 0.13-micron production of computer chips and electronic storage devices. Genus’s customers include semiconductor and thin-film-head manufacturers located throughout the United States, €ope and the Pacific Rim including Korea, Japan and Taiwan. Founded in 1981, the company is headquartered in Sunnyvale, California. (NASDAQ: GGNS)

For additional information visit Genus’s web site at www.Genus.com.

Forward Looking Information

This document may contain forward-looking statements about the financial conditions, results of operations and earnings outlook of AIXTRON and Genus within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” and “estimates,” and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required shareholder approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which AIXTRON or Genus expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by the companies; the extent to which MOCVD and ALD technology is demanded by the market place; the actual number of customer orders received by the companies; the timing of final acceptance of products by customers; the financial climate and accessibility of financing, general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; delays in developing and commercializing new products; general economic conditions being less favorable than expected; the risk that the AIXTRON and Genus businesses will not be integrated successfully; costs related to the proposed merger; failure of the AIXTRON or Genus shareholders to approve the proposed merger or the failure of other conditions to the proposed merger to be satisfied; and other factors, including those set forth in Genus’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for its most recent fiscal year and its most recent Quarterly Report on Form 10-Q, particularly in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its Current Reports on Form 8-K. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON and Genus do not assume any obligation to (and expressly disclaim any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON or Genus is not an incorporation by reference of such information in this press release, and you should not interpret such a reference as an incorporation by reference of such information.

Additional Information about this Transaction

AIXTRON plans to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission, or SEC, which will include a prospectus of AIXTRON and a proxy statement of Genus. Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the SEC by AIXTRON. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other documents filed by AIXTRON and Genus with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from AIXTRON or Genus by directing a request to AIXTRON Investor Relations at Kackertstr.15-17, 52072 Aachen, +39 241 8909 444 or Genus Investor Relations at 1139 Karlstad Drive, Sunnyvale, California 94089, telephone (408) 747-7120.

Participants in this Transaction

AIXTRON and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Genus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of AIXTRON and Genus described above.

Genus and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Genus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger transaction described herein will be included in the proxy statement/prospectus of AIXTRON and Genus described above. Additional information regarding these directors and executive officers is also included in Genus’s proxy statement for its 2004 Annual Meeting of Shareholders, which was filed with the U.S. Securities and Exchange Commission on or about April 28, 2004. This document is available free of charge at the U.S. Securities and Exchange Commission’s web site at www.sec.gov and from Genus by contacting Genus Investor Relations at 1139 Karlstad Drive, Sunnyvale, California 94089, telephone (408) 747-7120.

Further Information:

AIXTRON: Klaas Wisniewski

Tel: +49 (0) 241 890 03 05

Genus: Shum Mukherjee

Tel: +1 650 796 7315

Please note:

Senior management from AIXTRON and Genus will host two conference calls today to discuss the transaction. Investors, the news media, and others may listen to these conference calls.

The first conference call is scheduled for 10.30 am CET. Dial in number:

Tel. (UK): +44—20 70 19 95 04

Tel. (Germany) +49—69 22 22 71 11

The second conference call is scheduled for 02.30 pm time CET or 8.30 am EDT.

Dial in number:

From the US: 1-888-803-6692

International: 1-706-634-1030

Conf. Code: 8576009